UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On July 17, 2023, Evogene Ltd., or Evogene, announced that its subsidiary, Lavie Bio Ltd., or Lavie Bio, entered into a licensing agreement with Corteva Agriscience LLC, or Corteva, for bio fungicide lead candidates. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. According to the agreement, Lavie Bio is set to receive an initial payment worth approximately $5 million, will be eligible for additional future milestone payments based on obtaining certain patent rights and regulatory approvals, and will be eligible to receive royalties from Corteva’s sales of these future products, subject to certain conditions set forth therein. A copy of the press release announcing the agreement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, and is incorporated herein by reference.

This Form 6-K contains “forward-looking statements” relating to future events. These statements may be identified by words such as “will”, “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates”, or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses the eligibility to future milestone and royalty payments. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statements of Lavie Bio’s  Chief Executive Officer and Corteva’s Chief Technology and Digital Officer, are incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2023	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Lavie Bio Announces Licensing Agreement for Bio-Fungicides with Corteva Agriscience.